EXHIBIT 99.10
US GAAP Unaudited Consolidated

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Balance Sheets

(Dollars in millions except per share data)
	As of
	March 31, 2006	March 31, 2007
	(1)
ASSETS
Current Assets
Cash and cash equivalents	$889	$1,403
Investments in liquid mutual fund units	170	6
Trade accounts receivable, net of allowances	361	565
Unbilled revenue	48	74
Prepaid expenses and other current assets	40	50
Deferred tax assets	1	2
Total current assets	1,509	2,100
Property, plant and equipment, net	491	738
Goodwill	8	128
Intangible assets, net	-	20
Deferred tax assets	13	19
Advance income taxes	18	33
Other assets	27	35
Total Assets	$2,066	$3,073
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	$3	$6
Income taxes payable	-	4
Client deposits	2	1
Unearned revenue	44	72
Other accrued liabilities	160	274
Total current liabilities	209	357
Non-current liabilities
Other non-current liabilities	5	1
Minority interests	15	-
Stockholders' Equity
Common stock, $0.16 par value 600,000,000 equity shares authorized, Issued and outstanding -551,109,960 and 571,209,862 as of March 31, 2006 and March 31, 2007 respectively	31	64
Additional paid-in capital	410	692
Accumulated other comprehensive income	9	88
Retained earnings	1,387	1,871
Total stockholders' equity	1,837	2,715
Total Liabilities And Stockholders' Equity	$2,066	$3,073
(1) March 31, 2006 balances were obtained from audited financial statements
See accompanying notes to the unaudited consolidated financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Income for the years ended March 31,
(Dollars in millions except per share data)
	2005	2006	2007
	(2)	(2)
Revenues	$1,592	$2,152	$3,090
Cost of revenues	904	1,244	1,777
Gross profit	688	908	1,313
Operating Expenses:
Selling and marketing expenses	103	136	209
General and administrative expenses	127	173	249
Amortization of intangible assets	2	-	3
Total operating expenses	232	309	461
Operating income	456	599	852
Gain on sale of long term investment	11	-	1
Other income, net	24	31	83
Income before income taxes and minority interest	491	630	936
Provision for income taxes	72	70	84
Income before minority interest	$419	$560	$852
Minority interest	-	5	2
Net income	$419	$555	$850
Earnings per equity share
Basic	$0.78	$1.02	$1.53
Diluted	$0.77	$0.99	$1.50
Weighted average equity shares used in computing earnings per equity share
Basic	533,802,066	543,160,222	554,018,739
Diluted	547,180,826	557,967,786	566,110,582
(2) Fiscal 2005 and fiscal 2006 figures were obtained from audited financial statements
See accompanying notes to the unaudited consolidated financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Stockholders' Equity and Comprehensive Income
(Dollars in millions )
	Common stock Shares	Common stock Par value	Additional paid-in capital	Comprehensive income	Accumulated other comprehensive income	Retained earnings	Total stockholders'equity
Balance as of March 31, 2004	533,128,448	$9	$157		$39	$748	$953
Common stock issued	8,012,650	-	99		-	-	99
Cash dividends	-	-	-		-	(222)	(222)
Income tax benefit arising on exercise of stock options	-	-	10		-	-	10
Stock split effected in the form of a stock dividend		22	-		-	(22)	-
Comprehensive income
Net income	-	-	-	$419	-	419	419
Other comprehensive income
Translation adjustment	-	-	-	(6)	(6)	-	(6)
Comprehensive income				$413
Balance as of March 31, 2005 (3)	541,141,098	$31	$266		$33	$923	$1,253
Common stock issued	9,968,862	-	128	-	-	-	128
Cash dividends	-	-	-	-	-	(91)	(91)
Change in proportionate share of subsidiary resulting from issuance of stock by subsidiary	-	-	12	-	-	-	12
Income tax benefit arising on exercise of stock options	-	-	4	-	-	-	4
Comprehensive income
Net income	-	-	-	$ 555	-	555	555
Other comprehensive income
Unrealized gain on mutual fund investments, net of taxes				1	1		1
Translation adjustment	-	-	-	(25)	(25)	-	(25)
Comprehensive income				$531
Balance as of March 31, 2006 (3)	551,109,960	$31	$410		$9	$1,387	$1,837
Common stock issued	20,099,902	3	274	-	-	-	277
Cash dividends	-	-	-	-	-	(336)	(336)
Change in proportionate share of subsidiary resulting from issuance of stock by subsidiary	-	-	(1)	-	-	-	(1)
Stock compensation expenses	-	-	5	-	-	-	5
Income tax benefit arising on exercise of stock options	-	-	4	-	-	-	4
Stock split effected in the form of a stock dividend	-	30	-	-	-	(30)	-
Comprehensive income
Net income	-	-	-	$850	-	850	850
Other comprehensive income
Adjustment on initial application of SFAS 158, net of tax effect	-	-	-	-	(3)	-	(3)
Translation adjustment	-	-	-	82	82	-	82
Comprehensive income	-	-	-	$932
Balance as of March 31, 2007	571,209,862	$64	$692		$88	$1,871	$2,715
(3) Activity for the fiscal year 2005 and 2006 has been obtained from the audited financial statements.
See accompanying notes to the unaudited consolidated financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Cash Flows for the years ended March 31,
(Dollars in millions)
	2005	2006	2007
	(4)	(4)
OPERATING ACTIVITIES:
Net income	$419	$555	$850
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	64	99	119
Minority interest	-	5	2
Stock compensation expenses	-	-	5
Deferred taxes	(3)	(5)	(6)
Others	(9)	(1)	(2)
Changes in assets and liabilities
Trade accounts receivable	(150)	(65)	(184)
Prepaid expenses and other current assets	2	1	(4)
Unbilled revenue	(9)	(16)	(24)
Accounts payable	-	1	3
Income taxes	8	(33)	(11)
Client deposits	(8)	(5)	(1)
Unearned revenue	6	24	26
Other accrued liabilities	24	39	95
Net cash provided by operating activities	344	599	868
Investing Activities:
Expenditure on property, plant and equipment	(186)	(246)	(336)
Payment towards intellectual property right	-	-	(3)
Loans to employees	2	(3)	1
Non-current deposits placed with corporations	(15)	(11)	(14)
Withdrawal of non-current deposits placed with corporations	-	8	2
Acquisition of minority interest in subsidiary	-	-	(148)
Investment in liquid mutual fund units	(100)	(419)	(1,002)
Redemption of liquid mutual fund units	40	523	1,163
Others	11	-	3
Net cash used in investing activities	(248)	(148)	(334)
Financing Activities:
Proceeds from issuance of common stock on exercise of employee stock options	99	128	277
Payment of dividends	(222)	(91)	(335)
Income tax benefit arising on exercise of stock options	-	-	4
Net cash provided by / (used in) financing activities	(123)	37	(54)
Effect of exchange rate changes on cash	(8)	(9)	34
Net increase/ (decrease) in cash and cash equivalents during the year	(35)	479	514
Cash and cash equivalents at the beginning of the year	445	410	889
Cash and cash equivalents at the end of the year	$410	$889	$1,403
Supplementary information:
Cash paid towards taxes	$66	$125	$99
(4) Fiscal 2005 and fiscal 2006 figures were obtained from audited financial statements
See accompanying notes to the unaudited consolidated financial statements

Infosys Technologies Limited and subsidiaries

Notes to the Unaudited Consolidated Financial Statements

1. Company overview and significant accounting policies

1.1. Company overview

Infosys Technologies Limited (Infosys), along with its majority owned and controlled subsidiary, Infosys BPO Limited (Infosys BPO), formerly Progeon limited and wholly-owned subsidiaries Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies ( China) Co. Limited (Infosys China), formerly Infosys Technologies (Shanghai) Co. Limited and Infosys Consulting Inc. (Infosys Consulting) is a leading global technology services firm. The company provides end-to-end business solutions that leverage technology. The company provides solutions that span the entire software life cycle encompassing technical consulting, design, development, software re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the company offers software products for the banking industry and business process management services.

1.2. Basis of preparation of financial statements and consolidation

The consolidated financial statements include Infosys and its subsidiaries (the company) and are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Infosys consolidates entities in which it owns or controls more than 50% of the voting shares. The results of acquired businesses are included in the consolidated financial statements from the date of acquisition. Inter-company balances and transactions are eliminated on consolidation.

1.3. Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but not limited to, accounting for costs and efforts expected to be incurred to complete performance under software development arrangements, allowance for uncollectible accounts receivable, future obligations under employee benefit plans, provisions for post-sales customer support, the useful lives of property, plant, equipment and intangible assets and income tax valuation allowances. Actual results could differ from those estimates. Appropriate changes in estimates are made as management become aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financials statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.4. Revenue recognition

The company derives revenues primarily from software development and related services, licensing of software products and from business process management services. Arrangements with customers for software development and related services are either on a fixed price, fixed timeframe or on a time and material basis.

Revenue on time-and-material contracts is recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the percentage-of-completion method. Guidance has been drawn from paragraph 95 of Statement of Position (SOP) 97-2, Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1. The input (efforts expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance agreement.

The company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of revenues. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

In accordance with SOP 97-2, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles in SOP 97-2 to account for revenue from these multiple element arrangements. Vendor specific objective evidence of fair value (VSOE) has been established for ATS. VSOE is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of an established VSOE for implementation, the entire arrangement fee for license and implementation is recognized as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Revenues from business process management and other services are recognized on both, the time-and-material and fixed-price, fixed-timeframe basis. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the proportional performance method using an output measure of performance.

When the company receives advances for services and products, such amounts are reported as client deposits until all conditions for revenue recognition are met.

The company accounts for volume discounts and pricing incentives to customers using the guidance in EITF Issue 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products). The discount terms in the company's arrangements with customers generally entitle the customer to discounts if the customer completes a specified cumulative level of revenue transactions. In some arrangements, the level of discount varies with increases in the levels of revenue transactions. The discounts are passed on to the customer either as check payments or as a reduction of payments due from the customer. The company recognizes discount obligations as a reduction of revenue based on the ratable allocation of the discount to each of the underlying revenue transactions that result in progress by the customer toward earning the discount. The company recognizes the liability based on its estimate of the customer's future purchases. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If the company cannot reasonably estimate the customer's future purchases, then the liability is recorded based on the maximum potential level of discount. The company recognizes changes in the estimated amount of obligations for discounts using a cumulative catch-up adjustment. Furthermore, the company does not recognize any revenue up front for breakages immediately on the inception of an arrangement.

1.5. Cash and cash equivalents

The company considers all highly liquid investments with a remaining maturity at the date of purchase / investment of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Cash and cash equivalents comprise cash and cash on deposit with banks, and corporations.

1.6. Investments

Investments in non-readily marketable equity securities of other entities where the company is unable to exercise significant influence and for which there are no readily determinable fair values are recorded at cost. Declines in value judged to be other than temporary are included in earnings.

Investment securities designated as 'available for sale' are carried at their fair value. Fair value is based on quoted market prices. Temporary unrealized gains and losses, net of the related tax effect are reported as a separate component of stockholders' equity until realized. Realized gains and losses and declines in value judged to be other than temporary on available for sale securities are included in earnings.

The cost of securities sold is based on the specific identification method. Interest and dividend income are recognized when earned.

1.7. Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:
Buildings	15 years	Vehicles	5 years
Plant and equipment	5 years	Computer equipment	2-5 years
Furniture and fixtures	5 years

The cost of software purchased for internal use is accounted under SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Deposits paid towards the acquisition of these long lived assets outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under "Capital work-in-progress". Costs of improvements that substantially extend the useful life of particular assets are capitalized. Repairs and maintenance cost are charged to earnings when incurred. The cost and related accumulated depreciation are removed from the consolidated financial statements upon sale or disposition of the asset.

The company evaluates the recoverability of these assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying value or the fair value less the cost to sell.

1.8. Business combinations

Business combinations have been accounted using the purchase method under the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations. Cash and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of the acquired business.

1.9. Goodwill

Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. Goodwill is tested for impairment on an annual basis, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

1.10. Intangible assets

Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

1.11. Research and development

Research and development costs are expensed as incurred. Software product development costs are expensed as incurred until technological feasibility is achieved. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of revenues.

1.12. Foreign currency

The functional currency of the company and Infosys BPO is the Indian rupee (Rs.). The functional currency for Infosys Australia, Infosys China and Infosys Consulting is the respective local currency. The consolidated financial statements are reported in U.S. dollars. The translation of Rs. to U.S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in 'Other comprehensive income', a separate component of stockholders' equity. The translation of the financial statements of foreign subsidiaries from the local currency to the functional currency of the company is also performed on the same basis.

Foreign-currency denominated assets and liabilities are translated into the functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translation are included in earnings. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net income for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the functional currency using the exchange rate in effect on the date of the transaction.

1.13. Earnings per share

Basic earnings per share is computed by dividing net income for the period by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the diluted weighted average number of equity shares outstanding during the period. Diluted earnings per share reflect the potential dilution from equity shares issuable through employee stock options. The dilutive effect of employee stock options is reflected in diluted earnings per share by application of the treasury stock method. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the if-converted method. If securities have been issued by a subsidiary that enable their holders to obtain the subsidiary's common stock, the earnings of the subsidiary shall be included in the consolidated diluted earnings per share computations based on the consolidated group's holding of the subsidiary's securities.

If the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of basic and diluted earnings per share are adjusted retroactively for all periods presented to reflect that change in capital structure. If such changes occur after the close of the reporting period but before issuance of the financial statements, the per-share computations for that period and any prior-period financial statements presented are based on the new number of shares.

1.14. Income taxes

Income taxes are accounted using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income or expense in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is not more likely than not. Changes in valuation allowance from period to period are reflected in the income statement of the period of change. Deferred taxes are not provided on the undistributed earnings of subsidiaries outside India where it is expected that the earnings of the foreign subsidiary will be permanently reinvested. Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to earnings are credited to additional paid in capital.

1.15. Fair value of financial instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. The methods used to determine fair value include discounted cash flow analysis and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized .

1.16. Concentration of risk

Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash equivalents, trade accounts receivable, investment securities and hedging instruments. By nature, all such financial instruments involve risk, including the credit risk of non-performance by counterparties. In management's opinion, as of March 31, 2006 and March 31, 2007 there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in the financial statements, if any. Exposure to credit risk is managed through credit approvals, establishing credit limits and monitoring procedures. The factors which affect the fluctuations in the company's provisions for bad debts and write offs of uncollectible accounts include the financial health and economic environment of the clients. The company specifically identifies the credit loss and then makes the provision. The company's cash resources are invested with corporations, financial institutions and banks with high investment grade credit ratings. Limits are established by the company as to the maximum amount of cash that may be invested with any such single entity.

1.17. Derivative financial instruments

The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank. Although the company believes that these financial instruments constitute hedges from an economic perspective, they do not qualify for hedge accounting under SFAS 133, as amended. Any derivative that is either not designated a hedge, or is so designated but is ineffective per SFAS 133, is marked to market and recognized in earnings immediately and included in other income, net.

1.18. Retirement benefits to employees

1.18.1. Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in specific designated instruments as permitted by law and investments are also made in mutual funds that invest in the specific designated instruments.

SFAS 158: Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans

The company adopted SFAS 158 as at March 31, 2007. Pursuant to the adoption following is the incremental impact of applying SFAS No. 158 on individual line items in the consolidated balance sheet at March 31, 2007:
(Dollars in millions)
	Before application of SFAS 158	SFAS 158 adjustments	After application of SFAS 158
Deferred tax assets-Non-current Assets	$18	1	$19
Other assets	$37	(2)	$35
Total Assets	$3,074	(1)	$3,073
Other accrued Liabilities	$272	2	$274
Total Current Liabilities	$355	2	$357
Accumulated other comprehensive Income	$91	(3)	$88
Total stockholder's equity	$2,718	(3)	$2,715
Total Liabilities And Stockholder's Equity	$3,074	(1)	$3,073

1.18.2. Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made monthly contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees' Superannuation Fund Trust based on a specified percentage of each covered employee's salary. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO Ltd are also eligible for superannuation benefit. Infosys BPO makes monthly provisions under the superannuation plan based on a specified percentage of each covered employee's salary. Infosys BPO has no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Effective April 1, 2005, a portion of the monthly contribution amount was paid directly to the employees as an allowance and the balance amount was contributed to the trusts.

1.18.3. Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to fund any shortfall on the yield of the trust's investments over the administered interest rates.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund.

1.19. Stock-based compensation

Until March 31, 2006, the company applied the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed stock option plans. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, the Company elected to continue to apply the intrinsic value-based method of accounting described above, and adopted the disclosure requirements of SFAS 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123 until March 2006.

The following table illustrates the effect on net income and earnings per share for fiscal 2005 and 2006 if the company had applied the fair value recognition provisions of SFAS Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.
(Dollars in millions except per share data)
	Year ended March 31,
	2005	2006
Net income, as reported	$419	$555
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(26)	(10)
Pro forma net income	$393	$545
Earnings per share:
Basic - as reported	$0.78	$1.02
Basic - pro forma	$0.74	$1.00
Diluted - as reported	$0.77	$0.99
Diluted - pro forma	$0.72	$0.98

From April 1, 2006, the company adopted FASB Statement No.123 (revised 2004), Share-Based Payment using the modified prospective approach. The company recorded stock compensation expense of $5 million during the year ended March 31, 2007.

The fair valve of each option granted by Infosys Technologies Limited is estimated on the date of grant using Black-Scholes model with the following assumptions;
	2005	2006	2007
Dividend yield %	-	-	0.2%
Expected Life	-	-	2 - 6 years
Risk free interest rate	-	-	7 - 7.27%
Volatility	-	-	34 - 54%

1.20. Dividends

Final dividend on common stock are recorded as a liability on the date of declaration by the stockholders and interim dividends are recorded as a liability on the date of declaration by the board of directors.

1.21. Equity issued by subsidiaries

Changes in the proportionate share of Infosys in the equity of subsidiaries resulting from additional equity issued by the subsidiaries are accounted for as an equity transaction in consolidation.

2. Notes to the Unaudited consolidated financial statements

2.1. Trade accounts receivable

Trade accounts receivable as of March 31, 2006 and 2007, net of allowance for doubtful accounts of $2 million and $5 million, amounted to $361 million and $565 million. The age profile of trade accounts receivable, net of allowances, is given below.
In %
	As of March 31,
	2006	2007
Period (in days)
0 - 30	60.9	58.6
31 - 60	31.2	36.6
61 - 90	3.5	2.1
More than 90	4.4	2.7
	100.0	100.0

2.2. Loans to employees

The company provides loans to eligible employees in accordance with policy. No loans have been made to employees in connection with purchase of the company's equity securities by all employees. The employee loans are repayable over fixed periods ranging from 1 to 100 months. The annual rates of interest at which the loans have been made to employees vary between 0% through 4%. Loans aggregating $28 million and $28 million were outstanding as of March 31, 2006 and 2007.

The required repayments of employee loans outstanding as of March 31, 2007 are as detailed below.
(Dollars in millions)
Repayment in the 12 months ending March 31,	Repayment
2008	24
2009	2
2010	1
2011	1
2012	-
28

The estimated fair values of the loan to employee's receivables amounted to $24 million as of March 31, 2006 and $26 million as of March 31, 2007. These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to develop these estimates of fair value. Consequently, these estimates are not necessarily indicative of the amounts that the company could realize in the market.

2.3. Non-Current liability

Infosys was liable to pay Aeronautical Development Agency (ADA) a maximum amount of $4 million by June 12, 2012 through a revenue sharing arrangement towards acquisition of Intellectual Property Rights in AUTOLAY, a commercial software application product used in designing high performance structural systems. During the year Infosys foreclosed the arrangement by paying the net present value of the future revenue share amounting to $3 million. The remainder of the liability in books has been written back and included in other income.

2.4. Stockholders' equity

Infosys has only one class of capital stock referred to as equity shares. On June 10, 2006, the members of the company approved a 1:1 bonus issue on the equity shares of the company. The bonus issue has the nature of a stock split effected in the form of a stock dividend with 1 additional share being issued for every share held. The computations of basic and diluted EPS have also been adjusted retroactively for all periods presented to reflect the change in capital structure. All references in these financial statements to number of shares, per share amounts and exercise price of stock option grants are retroactively restated to reflect stock splits made.

2.5. Non-Operating income

In fiscal 2005, the Company sold its investment in Yantra Corporation. The carrying value of the investment in Yantra Corporation was completely written down in fiscal 1999. Consideration received from the sale resulted in a gain of $11 million during fiscal 2005. Further consideration of $1 million was received during the year ended March 31, 2007 resulting in a gain of $1 million.

Other income, net, consists of the following:
(Dollars in millions)
	Year ended March 31,
	2005	2006	2007
Interest income	$17	$31	$43
Income from mutual fund investments	9	17	27
Foreign exchange gains/(losses), net	(2)	(18)	8
Others	-	1	5
	$24	$31	$83

2.6. Income taxes

The provision for income taxes in the income statement comprises:
(Dollars in millions)
	Year ended March 31,
	2005	2006	2007
Current taxes
Domestic taxes	$20	$19	$38
Foreign taxes	55	56	52
	75	75	90
Deferred taxes
Domestic taxes	-	(2)	(2)
Foreign taxes	(3)	(3)	(4)
	(3)	(5)	(6)
Aggregate taxes	$72	$70	$84

All components of the aggregate taxes of $72 million, $70 million and $84 million for fiscal 2005, 2006 and 2007 are allocated to the continuing operations of the company. Tax benefits of $10 million, $4 million and $4 million earned on exercise of employee stock options have been credited to additional paid in capital during fiscal 2005, fiscal 2006 and fiscal 2007.

Current foreign taxes for fiscal 2007 include a credit of $29 million being liability no longer required for taxes payable in foreign jurisdiction consequent to expiry of limitation period and completion of assessment by taxation authorities.

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities, and a description of the financial statement items that created these differences are as follows:
(Dollars in millions)
	As of March 31,
	2006	2007
Deferred tax assets
Property, plant and equipment	$13	$17
Investments	1	1
Loss in subsidiary	-	14
Deferred tax on application of SFAS 158		1
Others	-	5
Compensated absences and other accruals	1	-
	15	38
Less: Valuation allowance	(1)	(15)
	14	23
Deferred tax liabilities
Intangible asset	-	(2)
Net deferred tax assets	$14	$21

In assessing the realisability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the company will realize the benefits of those deductible differences, net of the existing valuation allowance at March 31, 2007. The valuation allowance relates to investments and losses in subsidiary. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The provision for foreign taxes is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include those for facilities set up under the Special Economic Zones Act, 2005 and an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as "Software Technology Parks" (the STP Tax Holiday). The Government of India has amended the tax incentives available to companies set up in designated STPs. The period of the STP Tax Holiday available to such companies is restricted to ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The tax holidays on all facilities under STPs expire in stages by 2009. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. As at March 31, 2007, Infosys' US branch net assets amounted to approximately $334 million. As of March 31, 2007, the company has not triggered the BPT and intends to maintain the current level of its net assets in the US, as it is consistent with its business plan. Accordingly, a BPT provision has not been recorded.

2.7. Earnings per share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:
	Year ended March 31,
	2005	2006	2007
Basic earnings per equity share - weighted average number of common shares outstanding excluding unallocated shares of ESOP	533,802,066	543,160,222	554,018,739
Effect of dilutive common equivalent shares - stock options outstanding	13,378,760	14,807,564	12,091,843
Diluted earnings per equity share - weighted average number of common shares and common equivalent shares outstanding	547,180,826	557,967,786	566,110,582

2.8. Derivative financial instruments

The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank. Infosys held foreign exchange forward contracts of $119 million as of March 31, 2006 and $170 million, Euro 2 million and United Kingdom Pound Sterling 6 million of forward exchange contracts as of March 31, 2007. The foreign exchange forward contracts mature between 1 to 12 months. As of March 31, 2006, the company held put options of $4 million, call options of $8 million and range barrier options of $210 million, Euro 3 million and United Kingdom Pound Sterling 3 million. As of March 31, 2007, the company held range barrier options of $207 million and United Kingdom Pound Sterling 8 million, Euro Accelerator of Euro 24 million and Target Redemption Structure of United Kingdom Pound Sterling 16 million.

2.9. Segment reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The company's operations predominantly relate to providing IT solutions, delivered to customers located globally, across various industry segments. The Chief Operating Decision Maker evaluates the company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the summary of significant accounting policies.

Industry segments for the company are primarily financial services comprising enterprises providing banking, finance and insurance services, manufacturing enterprises, enterprises in the telecommunications (telecom) and retail industries, and others such as utilities, transportation and logistics companies. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except those mentioned above and India.

Revenue in relation to segments is categorized based on items that are individually identifiable to that segment, while expenditure is categorized in relation to the associated turnover of the segment. Allocated expenses of the geographic segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted only against the total income of the company.

Fixed assets used in the company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.9.1. Industry segments
(Dollars in millions)
Year ended March 31, 2005
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$549	$231	$295	$155	$362	$1,592
Identifiable operating expenses	232	99	122	63	142	658
Allocated expenses	147	55	71	37	102	412
Segmental operating income	170	77	102	55	118	522
Unallocable expenses						66
Operating income						456
Gain on sale of long term investment						11
Other income, net						24
Income before income taxes						491
Provision for income taxes						72
Net income						$419

Year ended March 31, 2006
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$775	$299	$354	$219	$505	$2,152
Identifiable operating expenses	330	132	132	90	204	888
Allocated expenses	203	77	85	59	144	568
Segmental operating income	242	90	137	70	157	696
Unallocable expenses						97
Operating income						599
Gain on sale of long term investment						-
Other income, net						31
Income before income taxes and minority interest						630
Provision for income taxes						70
Income before minority interest						$560
Minority interest						5
Net income						$555

Year ended March 31, 2007
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$1,157	$416	$598	$311	$608	$3,090
Identifiable operating expenses	493	174	229	128	244	1,268
Allocated expenses	316	114	164	85	167	846
Segmental operating income	348	128	205	98	197	976
Unallocable expenses						124
Operating income						852
Gain on sale of long term investment						1
Other income, net						83
Income before income taxes and minority interest						936
Provision for income taxes						84
Income before minority interest						$852
Minority interest						2
Net income						$850

2.9.2. Geographic segments
(Dollars in millions)
Year ended March 31, 2005
	North America	Europe	India	Rest of the World	Total
Revenues	$1,038	$355	$30	$169	$1,592
Identifiable operating expenses	433	141	7	77	658
Allocated expenses	258	84	7	64	413
Segmental operating income	347	130	16	28	521
Unallocable expenses					65
Operating income					456
Gain on sale of long term investment					11
Other income, net					24
Income before income taxes					491
Provision for income taxes					72
Net income					$419

Year ended March 31, 2006
	North America	Europe	India	Rest of the World	Total
Revenues	$1,394	$528	$38	$192	$2,152
Identifiable operating expenses	584	213	16	75	888
Allocated expenses	357	129	10	72	568
Segmental operating income	453	186	12	45	696
Unallocable expenses					97
Operating income					599
Gain on sale of long term investment					-
Other income, net					31
Income before income taxes and minority interest					630
Provision for income taxes					70
Income before minority interest					$560
Minority interest					5
Net income					$555

Year ended March 31, 2007
	North America	Europe	India	Rest of the World	Total
Revenues	$1,955	$815	$50	$270	$3,090
Identifiable operating expenses	842	319	12	95	1,268
Allocated expenses	537	223	13	73	846
Segmental operating income	576	273	25	102	976
Unallocable expenses					124
Operating income					852
Gain on sale of long term investment					1
Other income, net					83
Income before income taxes and minority interest					936
Provision for income taxes					84
Income before minority interest					$852
Minority interest					2
Net income					$850

2.9.3. Significant clients

No client individually accounted for more than 10% of the revenues in fiscal 2005, 2006 and 2007.

2.10. Litigation

The company is subject to legal proceedings and claims which have arisen in the ordinary course of its business. Legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the company.

2.11. Tax contingencies

During fiscal 2006, the company received a demand from the Indian tax authorities for payment of additional tax of $30 million, including interest of $7 million, upon completion of their tax review for fiscal 2002 and fiscal 2003. Further during fiscal 2007, the company received a demand from the Indian taxation authorities for payment of additional tax of $22 million, including interest of $4 million, upon completion of their tax review for fiscal 2004. The tax demands were mainly on account of disallowance of a portion of the deduction to its taxable income under Indian law claimed by the company under Section 10A of the Income-tax Act. Deduction under Section 10A of the Income-tax Act is determined by the ratio of 'Export Turnover' to 'Total Turnover'. The disallowance arose from certain expenses incurred in foreign currency being reduced from Export Turnover but not reduced from Total Turnover also.

The company is contesting the demand and management, including its tax advisers, believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company's financial position and results of operations. For the demand pertaining to fiscal 2002 and fiscal 2003, the position of the Company has been substantially upheld by the appellate authority.

2.12 Acquisition of minority interest in Infosys BPO

(i) Acquisition of minority interest in Infosys BPO by purchase of shares from Citicorp

On June 30, 2006, Infosys acquired 8,750,000 equity shares of Infosys BPO Limited from Citicorp International Finance Corporation for a consideration of $116 million.

The purchase price has been allocated based on management's estimates and independent appraisals of fair values as follows:
(Dollars in millions)
Component	Purchase price allocated
Property, plant and equipment	$2
Net current assets	13
Deferred tax liabilities	(2)
Customer contracts	19
Goodwill	84
Total purchase price	$116

The identified intangible customer contracts are being amortized over a period of four years, being management's estimate of the useful life of the asset.

(ii) Repurchase of equity shares by Infosys BPO

On December 29, 2006, Infosys BPO Limited repurchased 1,139,469 equity shares from minority shareholders for a consideration of $16 million.

The purchase price has been allocated based on management's estimates and independent appraisals of fair values as follows:
(Dollars in millions)
Component	Purchase price allocated
Property, plant and equipment	$1
Net current assets	2
Deferred tax liabilities	-
Customer contracts	2
Goodwill	11
Total purchase price	$16

The identified intangible customer contracts are being amortized over a period of four years, being management's estimate of the useful life of the asset.

(iii) Purchase of equity shares / options of Infosys BPO by Infosys and swap with Infosys Options

In January 2007, the Company initiated the purchase of all shares by providing a choice to the share holders to sell their shares, arising out of exercise of vested options, at fair market value either through immediate cash settlement or by entering into a non-cancellable deferred purchase agreement to transfer their shares by February, 2008 at pre-determined fair market value.

Consequent to this proposal, Infosys has paid an aggregate of $3 million for the purchase of 211,909 shares and recorded a liability of $5 million for the committed purchase of 360,417 shares to be transferred by February, 2008.

The purchase price for purchase of Infosys BPO shares has been allocated based on management's estimates and independent appraisals of fair values as follows:
(Dollars in millions)
Component	Purchase price allocated
Net current assets	$1
Customer contracts	1
Goodwill	6
Total purchase price	$8

The identified intangible customer contracts are being amortized over a period of four years, being management's estimate of the useful life of the asset. The company believes that the acquisition resulted in recognition of goodwill primarily because of the acquired company's market position, skilled employees, management strength and potential to serve as a platform for enhancing business opportunities in the business process management area.

The company further provided the option holders with the choice to sell their options and/or swap Infosys BPO options for Infosys options at a swap ratio based on fair market value. Infosys paid $13 million for 1,219,532 options bought and granted 151,933 Infosys options in lieu of Infosys BPO options.

The transactions of options swap and options buy-out resulted in an aggregate goodwill of $ 14 million.

Consequent to such above transactions, as of March 31, 2007 Infosys holds 99.98% of the outstanding equity shares of Infosys BPO Limited.

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Income for the three months ended March 31,
(Dollars in millions except per share data)
	2006	2007
Revenues	$593	$863
Cost of revenues	354	497
Gross profit	239	366
Operating Expenses:
Selling and marketing expenses	34	62
General and administrative expenses	49	66
Amortization of intangible assets	-	1
Total operating expenses	83	129
Operating income	156	237
Gain on sale of long term investment	-	-
Other income, net	16	28
Income before income taxes and minority interest	172	265
Provision for income taxes	18	6
Income before minority interest	$154	$259
Minority interest	2	-
Net income	$152	$259
Earnings per equity share*
Basic	$0.28	$0.46
Diluted	$0.27	$0.45
Weighted average equity shares used in computing earnings per equity share*
Basic	547,386,214	559,944,338
Diluted	561,264,860	569,893,498
* Adjusted for stock split